UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐ Check this box if no longer
subject to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b)

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1. Name and Address of Reporting Person* *(Last, First, Middle)* Vogt, Raymond S. 22801 Saint Clair Avenue _____ *(Street)* Cleveland, Ohio 44117-1199 _____ *(City)* *(State)* *(Zip)*	**2. Issuer Name and Ticker or Trading Symbol** Lincoln Electric Holdings, Inc. (LECO) **4. Statement for** *(Month/Day/Year)* November 22, 2002 **6. Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)* ☐ Director ☐ 10% Owner ☒ Officer *(give title below)* ☐ Other *(specify below)* Senior Vice President, Human Resources and Administration	**3. I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)* **5. If Amendment, Date of Original** *(Month/Day/Year)* **7. Individual or Joint/Group Filing** *(Check Applicable Line)* ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security *(Instr. 3)*	2. Transaction Date *(Month/Day/Year)*	2a. Deemed Execution Date, if any. *(Month/Day/Year)*	3. Transaction Code *(Instr. 8)*		4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) *(Instr. 3 and 4)*	6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)*	7. Nature of Indirect Beneficial Ownership *(Instr. 4)*
			Code	V	Amount	(A) or (D)	Price			

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1. Title of Security *(Instr. 3)*	2. Transaction Date *(Month/Day/Year)*	2a. Deemed Execution Date, if any. *(Month/Day/Year)*	3. Transaction Code *(Instr. 8)*	4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	5. Amount of Securities Beneficially Owned Following Reported Transactions(s) *(Instr. 3 and 4)*	6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)*	7. Nature of Indirect Beneficial Ownership *(Instr. 4)*

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Employee Stock Option (Right to Buy)	$23.46	11/20/02		A		19,800	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Employee Stock Option (Right to Buy)	$23.46	11/20/02		A		19,800	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
(1)	11/20/12	Common Shares	19,800		106,800	D	

Explanation of Responses:

(1) Grant of non-qualified option to buy shares under Issuers 1998 Stock Option Plan. The Option becomes exercisable in 33 1/3 percent increments on November 20, 2003, November 20, 2004 and November 20, 2005.

/s/ Raymond S. Vogt	November 22, 2002
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.